Mail Stop 4561

July 3, 2008

Zhiguang Zhang
Chief Executive Officer
YaFarm Technologies, Inc.
197 Route 18 South
Suite 3000, PMB 4157
East Brunswick, NJ 08816

> **Re: YaFarm Technologies, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 3, 2008**
> **File No. 0-52739**

Dear Mr. Zhang:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (949) 635-1244</u>
Edward H. Weaver, Esq.
The Lebrecht Group
Telephone: (949) 635-1240